UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 10, 2014

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1 AEC PARKWAY, RICHMOND HEIGHTS, OHIO 44143-1550
(Address of principal executive offices)

(216) 261-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01 Regulation FD Disclosure.

On October 10, 2014, the United States District Court for the Northern District of Ohio (the "Court") entered an order preliminarily approving a proposed settlement in the purported shareholder derivative and class action captioned *Monson v. Friedman, et al.*, Case No. 1:14-cv-01477 (the "Action"), currently pending in the Court. Pursuant to the proposed settlement, and in exchange for releases and a dismissal of the Action with prejudice, Mr. Jeffrey Friedman will voluntarily relinquish, and the Company will rescind, 63,714 of the 125,000 stock options awarded to him in 2012, and for the twelve month period following finality of the settlement, the Company will not award any stock options to Mr. Friedman. Also, we will implement additional processes relating to the future granting of equity awards and pay for plaintiffs' counsel's fees and expenses approved by the Court with respect to the Action. We maintain insurance that will help defray the cost of the proposed settlement, and we do not expect the proposed settlement to have a material impact on our financial results.

The proposed settlement is subject to final approval by the Court. The Notice of Proposed Settlement of Derivative and Class Action Litigation (the "Notice") and the Stipulation of Settlement dated as of October 3, 2014 (the "Stipulation") are furnished as Exhibits 99.1 and 99.2, respectively, to this Form 8-K.   The Notice and the Stipulation are also available on our website at http:// ir.associatedestates.com/. The description of the proposed settlement set forth above is qualified in its entirety by reference to the actual terms of the Stipulation.

ITEM 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1   Notice of Proposed Settlement of Derivative and Class Action Litigation

Exhibit 99.2   Stipulation of Settlement

Forward-Looking Statements

This Current Report on Form 8-K may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainty. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Investors are cautioned that there can be no assurance actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Forward looking statements include, but are not limited to, statements with respect to the proposed settlement and dismissal of the Action. The important factors that could cause actual results to differ significantly from those expressed or implied by such forward-looking statements include, but are not limited to, the risk that the proposed settlement may not receive requisite approval, may not have the expected impact, including resolving the Action, or may require more activity or expense than expected. Please refer to the risks detailed from time to time in the reports we file with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2013, as well as other filings on Form 10-Q and periodic filings on Form 8-K, for additional factors that could cause actual results to differ materially from those stated or implied by such forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

October 14, 2014   /s/ Lou Fatica

Lou Fatica, Senior Vice President,
Treasurer and Chief Financial Officer